Exhibit 99.1

Trading Symbol: EZM – TSX

NEWS RELEASE

January 4 2005	Release 01-06

SURFACE DRILL RESULTS FROM THE NEVES OREBODY

EuroZinc Mining Corporation (the “Company”) is pleased to announce the initial results from its surface drill program along the western edge of the Neves orebody. The Neves orebody is one of five polymetallic massive sulphide orebodies comprising the company’s wholly owned Neves-Corvo mine in southern Portugal.

The following table highlights the intersections.

Drill Hole	From	To	Interval	True Width	Ore Type	Cu	Pb	Zn
	Metres	Metres	Metres	Metres		%	%	%
SA13A	247.45	258.00	10.55	10.55	Massive sulphide	6.14	0.36	2.37
includes	249.00	258.00	9.00	9.00		7.01	0.18	1.93
SA13B	257.30	292.80	35.50	35.50	Stockwork	No Economic Metals
SB13	257.80	262.05	4.25	4.25	Massive sulphide	0.57	0.92	2.43
includes	257.80	260.05	2.25	2.25		1.08	1.70	4.50
SC13	-	-	-	-	-	No Economic Metals
NA15A	-	-	-	-	-	No Economic Metals
NC05	323.50	327.00	3.5	3.5	Massive sulphide	1.96	1.27	4.55
ND07	307.50	319.25	11.75	11.75	Stockwork	0.28	1.67	0.20
NE05	345.50	357.75	12.25	12.25	Massive sulphide	0.90	0.65	1.54
includes	348.00	352.00	4.00	4.00		1.18	0.94	3.06

A plan map showing the location of these drill hole intersections is available on the company website at www.eurozinc.com.

The most significant result to date is 10.55 metres (true width) grading 6.1% copper intersected in SA13A. This intersection is located 52 metres southeast of surface drill hole NA13 that intersected 5.20 metres grading 11.6% copper and 110 metres southeast of surface drill hole NB13 that intersected 4.35 metres grading 7.1% copper; both of these holes were drilled prior to EuroZinc acquiring the mine in June 2004. The contribution of these intersections will be included in the annual end of the year resource update. Holes NA15A, SA13B and SC13 did not intersect the targeted massive sulphide horizon and limit the western edge of the orebody at this location.

These initial results are from a surface drill program designed to delineate the western edge of the Neves orebody, which has a strike length of over 1 km and varies from a few metres to over 20 metres in thickness. To date, 2,800 metres of a planned 4,000 metre drill program was completed during the period November 3rd to December 10th by Major Drilling Group International Ltd. The remaining part of the program will be completed by the end of January.

In addition to the 4,000 metre surface program at Neves, a further 16,000 metres of surface drilling is planned for the Corvo and Lombador orebodies in 2006. This drilling is designed to identify new resources and drill results from this program will be released periodically as assay results are received. The Company has budgeted separately 19,000 metres of underground drilling to upgrade Inferred resources to the Indicated and Measured resource category. The majority of the underground drilling (11,000 metres) is planned for the lower Corvo deposit, with the remaining metreage split between Neves, Graça and Zambujal.

A second drill rig from Major Drilling arrived in Portugal on December 27th and will be used to test regional exploration targets on the Malhadinha exploration concession and four other exploration concessions that are well advanced in the permitting process with the Portuguese government. These four concessions and the Malhadinha concession total approximately 2,700 square kilometres and extend from the Portuguese/Spanish border a distance of over 100 kilometres to the northwest in Portugal and cover some of the most prospective volcanogenic hosted massive sulphide stratigraphy in the world. In addition to the 20,000 metres of drilling planed for mine site exploration, the Company has budgeted a further 26,000 metres to systematically test targets identified on these concessions.

In total, US$10 million has been budget for mine-site and regional exploration programs in 2006. Of the 46,000 metres of surface drilling planned in this program, 2,800 metres were completed by the end of 2005 and the balance is planned for 2006.

EuroZinc Mining Corporation is a Canadian based company engaged in the acquisition, exploration, development and mining of base metal deposits internationally.

For further information please contact:

Colin K. Benner	Ron Ewing	Garnet Dawson	Troy Winsor
Vice Chairman and CEO	Exec. Vice President	Vice President, Exploration	Mgr., Investor Relations
(604) 681-1337	(604) 681-1337	(604) 681-1337	1-888-225-9662

Garnet L. Dawson, P.Geo. is Vice-President of Exploration for EuroZinc Mining Corporation and the designated Qualified Person. Drill core samples are analyzed at the company's fully accredited ISO 17025 mine site laboratory by x-ray fluorescence (copper, lead, zinc, sulphur, iron, tin, arsenic, antimony and bismuth), electrogravimetry (copper), or atomic absorption (zinc, silver, mercury). Samples with greater than 2.00% copper are re-analyzed by electrogravimetry and greater than 2.50%  zinc are re-analyzed by atomic absorption.

The TSX has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. Certain of the information contained herein constitutes "forward-looking statements" within the meaning of the Private Litigation Reform Act of 1995 of the United States. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of EuroZinc Mining Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, metal price volatility, economic and political events affecting metal supply and demand, fluctuations in ore grade, tonnes of ore milled, geological, technical, and mining or processing problems. Although EuroZinc Mining Corporation has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause actual results not to be anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, prospective investors should not place undue reliance on forward-looking statements.